UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
CLARK, INC.
(Name of Subject Company)
AUSA HOLDING COMPANY
AUSA MERGER SUB, INC.
AEGON USA, INC.
AEGON N.V.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

181457102
(CUSIP Number of Class of Securities)

CRAIG D. VERMIE, ESQ.
AUSA HOLDING COMPANY
4333 EDGEWOOD ROAD, NE
CEDAR RAPIDS, IOWA 52499
(319) 355-8511
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

WILLIAM J. KELTY, ESQ.
JANET O. LOVE, ESQ.
LORD, BISSELL & BROOK LLP
111 SOUTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 443-0700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$281,807,459	$30,153

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (a) the amount equal to the product of $16.55, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $16.55 by the 1,606,458 shares of Common Stock underlying outstanding stock options as of October 31, 2006.

**	Calculated as 0.0107% of the transaction value pursuant to Rule 0-11(d).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) is filed on behalf of AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”), AUSA Holding Company, a Maryland corporation (“Parent”), AEGON USA, Inc., an Iowa corporation (“AEGON USA”), and AEGON N.V., a limited liability stock company organized under the laws of The Netherlands (“AEGON NV”). Purchaser is a wholly-owned subsidiary of Parent, Parent is a wholly-owned subsidiary of AEGON USA, and AEGON USA is an indirect wholly-owned subsidiary of AEGON NV, the ultimate parent company of Purchaser, Parent and AEGON USA. When referring to Purchaser, Parent, AEGON USA and AEGON NV together, we refer to them as the “AEGON Group.” This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares (other than shares owned by Parent) of Common Stock, par value $0.01 per share (the “Common Stock”), of Clark Inc., a Delaware corporation (the “Company”), including the associated rights (“Rights”) to purchase shares of preferred stock of the Company issued pursuant to the Rights Agreement, as amended (the “Rights Agreement”), dated as of July 10, 1998, between the Company and The Bank of New York, as rights agent (the Common Stock, together with the Rights, the “Shares”), at a purchase price of $16.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which Offer to Purchase and Letter of Transmittal are included in this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is being filed on the same date as this Schedule TO and is also being mailed to the Company’s stockholders along with the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET

Summary Term Sheet.  The information set forth in the Offer to Purchase under the title “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 7. Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities.  As of October 31, 2006, there were 17,708,177 shares of Common Stock of the Company issued and outstanding.

(c) Trading Market and Price.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 6. Price Range of the Shares; Dividends” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

(b) Business and Background of Entities.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

(c) Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms.  The information set forth in the Offer to Purchase under the titles “IMPORTANT,” “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS — 1. Background of the Offer, 4.

Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer, 5. Plans for the Company After the Offer and Merger; Certain Effects of the Offer and Merger, 12. The Merger Agreement and Related Agreements” and “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date, 2. Acceptance for Payment and Payment for the Shares, 3. Procedures for Accepting the Offer and Tendering the Shares, 4. Withdrawal Rights, 5. Certain U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 10. Transactions and Arrangements Concerning Common Stock and 11. Related Party Transactions; The Company’s Relationship with Parent,” is incorporated herein by reference.

(b) Significant Corporate Events.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer, 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer, 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer, 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger, 10. Transactions and Arrangements Concerning Common Stock and 12. The Merger Agreement and Related Agreements” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS — 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer and 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger” is incorporated herein by reference.

(c) Plans.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS — 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer, 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger, 10. Transactions and Arrangements Concerning Common Stock, 12. The Merger Agreement and Related Agreements” and “THE TENDER OFFER — 10. Certain Effects of the Offer on the Market for the Shares and 11. Dividends and Distributions” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “THE TENDER OFFER — 9. Source and Amount of Funds and 14. Fees and Expenses” is incorporated herein by reference.

(b) Conditions.  None.

(d) Borrowed Funds.  None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 9. Beneficial Ownership of Common Stock, 10. Transactions and Arrangements Concerning Common Stock, 11. Related Party Transactions; The Company’s Relationship with Parent” and “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

(b) Securities Transactions.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer, 10. Transactions and Arrangements Concerning Common Stock, 12. The Merger Agreement and Related Agreements” and “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” and “THE TENDER OFFER — 14. Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) Financial Information.  Because the consideration offered consists solely of cash, there is no financing condition and the Offer is for all of the outstanding Shares, the financial statements of Purchaser and Parent are not material pursuant to Instruction 2 to Item 10 of Schedule TO.

(b) Pro Forma Information.  Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 9. Beneficial Ownership of Common Stock, 10. Transactions and Arrangements Concerning Common Stock, 11. Related Party Transactions; The Company’s Relationship with Parent, 12. The Merger Agreement and Related Agreements” and “THE TENDER OFFER — 7. Certain Information Concerning the Company, 8. Certain Information Concerning Purchaser and Parent, 13. Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase dated December 13, 2006.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on December 13, 2006.

(a)(5)(A)	Press Release issued by AEGON NV on November 1, 2006 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C of Purchaser and Parent filed on November 2, 2006).

(a)(5)(B)	Press Release issued by the Company on November 1, 2006 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 2, 2006).

(b)	None

(c)(1)	Opinion of Sandler O’Neill & Partners, L.P. (incorporated by reference to Annex B to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006).

(c)(2)	Opinion of Keefe Bruyette & Woods, Inc. (incorporated by reference to Annex C to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006).

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2006, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 1, 2006, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 1 of Amendment No. 2 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on December 13, 2006).

(d)(3)	Confidentiality Agreement, dated as of October 5, 2006, by and between the Company and AEGON USA.

(d)(4)	Tender and Voting Agreement, dated as of November 1, 2006, by Parent and Tom Wamberg (incorporated by reference to Exhibit 3 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).

(d)(5)	Tender and Voting Agreement, dated as of November 1, 2006, by Parent and Thomas Pyra (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).

(d)(6)	Asset Purchase Agreement, dated as of November 1, 2006, among Clark Wamberg, LLC and Tom Wamberg, as joint obligors, the Company and Clark Consulting, Inc. (incorporated by reference to Exhibit D to the Agreement and Plan of Merger, filed as Exhibit 2 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 2.  SUBJECT COMPANY INFORMATION

(d) Dividends.  The information set forth in the Offer to Purchase under the titles “THE TENDER OFFER — 6. Price Range of the Shares; Dividends and 11. Dividends and Distributions” is incorporated herein by reference.

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS — 1. Background of the Offer, 10. Transactions and Arrangements Concerning Common Stock” and “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 4.  TERMS OF THE TRANSACTION

(c) Different Terms.  Not applicable.

(d) Appraisal Rights.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 7. Appraisal Rights” and Schedule II to the Offer to Purchase is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.  None.

(f) Eligibility for Listing or Trading.  Not applicable.

SCHEDULE 13E-3, ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(c) Negotiations or Contacts.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer, 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer, 10. Transactions and Arrangements Concerning Common Stock, 11. Related Party Transactions; The Company’s Relationship with Parent and 12. The Merger Agreement and Related Agreements” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer, 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer, 3. Position of Parent and Purchaser Regarding Fairness of the Offer, 10. Transactions and Arrangements Concerning Common Stock, 12. The Merger Agreement and Related Agreements” and “THE TENDER OFFER — 8. Certain Information Concerning Purchaser and Parent and 13. Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS — 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer, 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger and 6. Conduct of the Company’s Business if the Offer is not Completed” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS — 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer and 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger” is incorporated herein by reference.

(b) Alternatives.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer and 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.

(c) Reasons.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS — 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer and 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger” is incorporated herein by reference.

(d) Effects.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer, 5. Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and Merger, 12. The Merger Agreement and Related Agreements” and “THE TENDER OFFER — 5. Certain U.S. Federal Income Tax Consequences, 10. Certain Effects of the Offer on the Market for the Shares” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8.  FAIRNESS OF THE TRANSACTION

(a) Fairness.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer, 3. Position of Parent and Purchaser Regarding Fairness of the Offer and 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer, 3. Position of Parent and Purchaser Regarding Fairness of the Offer

and 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” is incorporated herein by reference.

(c) Approval of Security Holders.  The information set forth in the Offer to Purchase under the titles “INTRODUCTION,” “SUMMARY TERM SHEET,” “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer, 3. Position of Parent and Purchaser Regarding Fairness of the Offer and 4. Purpose and Structure of the Offer; Reasons for the Merger and the Offer; Alternatives to the Offer” and “THE TENDER OFFER — 1. Terms of the Offer; Expiration Date” is incorporated herein by reference.

(d) Unaffiliated Representative.  The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS — 1. Background of the Offer, 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer and 3. Position of Parent and Purchaser Regarding Fairness of the Offer” is incorporated herein by reference.

(e) Approval of Directors.  The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS — 1. Background of the Offer and 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” is incorporated herein by reference.

(f) Other Offers.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 1. Background of the Offer” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” and in Annex B and Annex C attached to, and the section titled “Item 4. The Solicitation or Recommendation” set forth in, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006, is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” and in Annex B and Annex C attached to, and the section titled “Item 4. The Solicitation or Recommendation” set forth in, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006 is incorporated herein by reference.

(c) Availability of Documents.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors; Fairness of the Offer” and in Annex B and Annex C attached to, and the section titled “Item 4. The Solicitation or Recommendation” set forth in, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006 is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Expenses.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 14. Fees and Expenses” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12.  THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 10. Transactions and Arrangements Concerning Common Stock” is incorporated herein by reference.

(e) Recommendations of Others.  The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS — 2. Recommendations of the Company’s Special Committee and Board of Directors;

Fairness of the Offer and 3. Position of Parent and Purchaser Regarding Fairness of the Offer” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 13.  FINANCIAL STATEMENTS

(a) Financial Information.  The information set forth in the Offer to Purchase under the title “THE TENDER OFFER — 7. Certain Information Concerning the Company” is incorporated herein by reference. The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 under the title “Item 8 — Financial Statements and Supplementary Data,” and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 under the title “Item 1 — Financial Statements (Unaudited)” is incorporated herein by reference.

(b) Pro Forma Information.  Not Applicable.

SCHEDULE 13E-3, ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(b) Employees and Corporate Assets.  None.

SCHEDULE 13E-3, ITEM 16.  EXHIBITS

(c)(1) Opinion of Sandler O’Neill & Partners, L.P. (incorporated by reference to Annex B to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006).

(c)(2) Opinion of Keefe Bruyette & Woods, Inc. (incorporated by reference to Annex C to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006).

(f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AUSA Holding Company

By:	/s/ James A. Beardsworth
Name: James A. Beardsworth
Title:   President

AUSA Merger Sub, Inc.

By:	/s/ James A. Beardsworth
Name: James A. Beardsworth
Title:   President

AEGON N.V.

By:	/s/ Joseph B. M. Streppel
Name: Joseph B. M. Streppel
Title:   CFO, Member Executive Board

AEGON USA, Inc.

By:	/s/ James A. Beardsworth
Name: James A. Beardsworth
Title:   Treasurer, Senior Vice President
            Corporate Development

Dated: December 13, 2006

EXHIBIT INDEX

EXHIBIT
NO.

(a)(1)(A)	Offer to Purchase dated December 13, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on December 13, 2006.
(a)(5)(A)	Press Release issued by AEGON NV on November 1, 2006 (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C of Purchaser and Parent filed on November 2, 2006).
(a)(5)(B)	Press Release issued by the Company on November 1, 2006 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 2, 2006).
(c)(1)	Opinion of Sandler O’Neill & Partners, L.P. (incorporated by reference to Annex B to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006).
(c)(2)	Opinion of Keefe Bruyette & Woods, Inc. (incorporated by reference to Annex C to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 13, 2006).
(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2006, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).
(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 1, 2006, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 1 of Amendment No. 2 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on December 13, 2006).
(d)(3)	Confidentiality Agreement, dated as of October 5, 2006, by and between the Company and AEGON USA.
(d)(4)	Tender and Voting Agreement, dated as of November 1, 2006, by Parent and Tom Wamberg (incorporated by reference to Exhibit 3 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).
(d)(5)	Tender and Voting Agreement, dated as of November 1, 2006, by Parent and Thomas Pyra (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).
(d)(6)	Asset Purchase Agreement, dated as of November 1, 2006, among Clark Wamberg, LLC and Tom Wamberg, as joint obligors, the Company and Clark Consulting, Inc. (incorporated by reference to Exhibit D to the Agreement and Plan of Merger, filed as Exhibit 2 of Amendment No. 1 to the Schedule 13D of Parent, AEGON USA and AEGON NV filed on November 3, 2006).
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II of the Offer to Purchase filed herewith as Exhibit(a)(1)(A)).